                                                                     EXHIBIT 7.1

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholders
EMAX Solution Partners, Inc.:

   We have audited the accompanying consolidated balance sheets of EMAX Solution Partners, Inc. and subsidiaries as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of EMAX Solution Partners, Inc. and subsidiaries as of December 31, 1998 and 1999, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

/s/ KPMG LLP

Philadelphia, Pennsylvania
March 6, 2000, except for note 11, which is as of March 13, 2000

                 EMAX Solution Partners, Inc. and Subsidiaries

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1998 and 1999

                                   Assets
                                                          1998         1999
Current assets:
  Cash and cash equivalents..........................  $    10,725  $ 2,066,284
  Accounts receivable................................      586,771    1,644,126
  Unbilled revenue...................................       30,305      122,966
  Prepaid expenses and other current assets..........       31,006      120,508
                                                       -----------  -----------
    Total current assets.............................      658,807    3,953,884
                                                       -----------  -----------
Property and equipment:
  Furniture and office equipment.....................      177,908      514,876
  Computer hardware..................................      647,834      678,524
  Purchased software.................................      158,361      276,198
  Leasehold improvements.............................       50,620       65,188
                                                       -----------  -----------
                                                         1,034,723    1,534,786
  Less: accumulated depreciation and amortization....     (616,602)    (837,534)
                                                       -----------  -----------
    Net property and equipment.......................      418,121      697,252
                                                       -----------  -----------

Other assets.........................................       46,576      115,958
                                                       -----------  -----------
Total assets.........................................  $ 1,123,504  $ 4,767,094
                                                       ===========  ===========
      Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
  Accounts payable...................................  $     3,681  $     6,923
  Accrued expenses...................................      414,553      810,738
  Note payable, line of credit (note 2)..............      385,000          --
  Current installments of obligations under capital
   leases (note 8)...................................      110,943      176,625
  Deferred maintenance revenue.......................      249,376      447,169
  Billings in excess of recognized revenue...........    1,720,580    1,121,911
                                                       -----------  -----------
    Total current liabilities........................    2,884,133    2,563,366
                                                       -----------  -----------
Deferred stock issuance (note 5).....................    1,000,000    1,000,000
                                                       -----------  -----------

Obligations under capital leases, excluding current
 installments (note 8)...............................      197,818      283,057
                                                       -----------  -----------
Commitments (note 8)
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; authorized
   20,000,000 shares; issued and outstanding
   14,983,249 and 16,079,931 shares in 1998 and 1999,
   respectively (note 7).............................      149,832      160,799
  Common stock, $.01 par value; authorized 2,500,000
   shares in 1998 and 4,500,000 shares in 1999;
   issued and outstanding 186,850 and 230,850 shares
   in 1998 and 1999, respectively....................        1,869        2,308
  Additional paid-in capital.........................    3,920,021   10,240,358
  Accumulated deficit................................   (7,008,206)  (9,458,433)
  Accumulated other comprehensive loss...............          --        (2,398)
  Less:
   Officer stock loans...............................      (16,667)     (16,667)
   Treasury stock, at cost: 52,961 common shares and
    100,000 Series A convertible preferred shares....       (5,296)      (5,296)
                                                       -----------  -----------
    Total stockholders' equity (deficit).............   (2,958,447)     920,671
                                                       -----------  -----------
Total liabilities and stockholders' equity (deficit).  $ 1,123,504  $ 4,767,094
                                                       ===========  ===========

          See accompanying notes to consolidated financial statements.

                 EMAX Solution Partners, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           December 31,
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
Revenue:
  License fees....................................... $   790,958  $ 1,284,987
  Services...........................................   3,317,756    5,006,259
  Software maintenance...............................     298,291      448,653
  Hardware sales.....................................     166,808      253,565
                                                      -----------  -----------
   Total revenues....................................   4,573,813    6,993,464
                                                      -----------  -----------
Expenses:
  Direct operating costs and expenses................   3,237,657    5,243,969
  Selling, general and administrative................   3,228,116    4,411,863
                                                      -----------  -----------
   Total expenses....................................   6,465,773    9,655,832
                                                      -----------  -----------
   Net operating loss................................  (1,891,960)  (2,662,368)
                                                      -----------  -----------
Other income (expense):
  Interest income....................................      10,751       27,515
  Interest expense...................................     (44,161)     (65,374)
  Gain on sale of EHS division (note 10).............          --      250,000
                                                      -----------  -----------
   Total other income (expense)......................     (33,410)     212,141
                                                      -----------  -----------
Net loss............................................. $(1,925,370) $(2,450,227)
                                                      ===========  ===========


           See accompanying notes to consolidated financial statements.

                 EMAX Solution Partners, Inc. and Subsidiaries

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                    Years ended December 31, 1998 and 1999

                                                                         Preferred Stock
                             Common     ----------------------------------------------------------------------------------
                             Stock          Series A         Series B      Series C        Series D          Series E
                         -------------- ----------------- -------------- ------------- ----------------- -----------------
                         Shares  Amount  Shares   Amount  Shares  Amount Shares Amount  Shares   Amount   Shares   Amount
                         ------- ------ --------- ------- ------- ------ ------ ------ --------- ------- --------- -------
Balance at December 31,
1997............         183,663 $1,837 9,150,000 $91,500 833,249 $8,332   --    $--   5,000,000 $50,000       --  $   --
Exercise of
options.........           3,187     32       --      --      --     --    --     --         --      --        --      --
Net loss........             --     --        --      --      --     --    --     --         --      --        --      --
                         ------- ------ --------- ------- ------- ------  ---    ---   --------- ------- --------- -------
Balance at
 December 31,
1998............         186,850  1,869 9,150,000  91,500 833,249  8,332   --     --   5,000,000  50,000       --      --
Issuance of
common stock ...          41,000    410       --      --      --     --    --     --         --      --        --      --
Exercise of
options.........           3,000     29       --      --      --     --    --     --         --      --        --      --
Cash paid for
fractional
shares..........             --     --        --      --      --     --    --     --         --      --        --      --
Issuance of
preferred
stock...........             --     --        --      --      --     --    --     --         --      --  1,096,682  10,967
Net loss........             --     --        --      --      --     --    --     --         --      --        --      --
Foreign currency
translation
adjustment......             --     --        --      --      --     --    --     --         --      --        --      --
Comprehensive
loss............             --     --        --      --      --     --    --     --         --      --        --      --
                         ------- ------ --------- ------- ------- ------  ---    ---   --------- ------- --------- -------
Balance at
December 31,
1999............         230,850 $2,308 9,150,000 $91,500 833,249 $8,332   --    $--   5,000,000 $50,000 1,096,682 $10,967
                         ======= ====== ========= ======= ======= ======  ===    ===   ========= ======= ========= =======
                                                                              Accumulated
                         Additional             Treasury Stock                   other         Total
                           Paid-In    Officers  --------------- Accumulated  comprehensive stockholders'
                           Capital     loans    Shares Amount     deficit        loss         deficit
                         ------------ --------- ------ -------- ------------ ------------- -------------
Balance at December 31,
1997............         $ 3,914,896  $(16,667) 52,961 $(5,296) $(5,082,836)    $   --      $(1,038,234)
Exercise of
options.........               5,125       --      --      --           --          --            5,157
Net loss........                 --        --      --      --    (1,925,370)        --       (1,925,370)
                         ------------ --------- ------ -------- ------------ ------------- -------------
Balance at
 December 31,
1998............           3,920,021   (16,667) 52,961  (5,296)  (7,008,206)        --       (2,958,447)
Issuance of
common stock ...              40,590       --      --      --           --          --           41,000
Exercise of
options.........               6,871       --      --      --           --          --            6,900
Cash paid for
fractional
shares..........                  (9)      --      --      --           --          --               (9)
Issuance of
preferred
stock...........           6,272,885       --      --      --           --          --        6,283,852
Net loss........                 --        --      --      --    (2,450,227)        --       (2,450,227)
Foreign currency
translation
adjustment......                 --        --      --      --           --       (2,398)         (2,398)
                                                                                           -------------
Comprehensive
loss............                 --        --      --      --           --          --       (2,452,625)
                         ------------ --------- ------ -------- ------------ ------------- -------------
Balance at
December 31,
1999............         $10,240,358  $(16,667) 52,961 $(5,296) $(9,458,433)    $(2,398)    $   920,671
                         ============ ========= ====== ======== ============ ============= =============

          See accompanying notes to consolidated financial statements.

                 EMAX Solution Partners, Inc. and Subsidiaries

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                           December 31,
                                                      ------------------------
                                                         1998         1999
                                                      -----------  -----------
Cash flows used in operating activities:
 Net loss............................................ $(1,925,370) $(2,450,227)
 Adjustments to reconcile net loss to net cash used
 in operating activities:
  Depreciation and amortization......................     190,072      220,933
  Gain on sale of EHS division.......................         --      (250,000)
  Changes in other assets and current liabilities:
   Accounts receivable...............................    (365,454)  (1,057,355)
   Unbilled revenue..................................     263,103      (92,661)
   Prepaid expenses and other current assets.........      20,851      (70,971)
   Other assets......................................     (32,099)     (12,914)
   Accounts payable..................................     (48,589)       3,242
   Accrued expenses..................................     157,494      396,185
   Deferred maintenance revenue......................      62,399      197,793
   Billings in excess of recognized revenue..........   1,166,468     (598,669)
                                                      -----------  -----------
    Net cash used in operating activities............    (511,125)  (3,714,644)
                                                      -----------  -----------
Cash flows used in investing activities:
 Proceeds from sale of EHS division..................         --       175,000
 Purchases of property and equipment.................     (37,442)    (215,260)
                                                      -----------  -----------
    Net cash used in investing activities............     (37,442)     (40,260)
                                                      -----------  -----------
Cash flows provided by financing activities:
 Payments on notes payable...........................         --      (385,000)
 Proceeds from notes payable.........................     385,000          --
 Payment for fractional shares--reverse split........         --            (9)
 Principal payments under capital lease obligations..     (87,149)    (133,883)
 Foreign currency translation........................         --        (2,398)
 Proceeds from issuance of preferred stock and common
 stock...............................................       5,157    6,331,753
                                                      -----------  -----------
    Net cash provided by financing activities........     303,008    5,810,463
                                                      -----------  -----------
    Net increase (decrease) in cash and cash
     equivalents.....................................    (245,559)   2,055,559
Cash and cash equivalents at beginning of year.......     256,284       10,725
                                                      -----------  -----------
Cash and cash equivalents at end of year............. $    10,725  $ 2,066,284
                                                      ===========  ===========
Supplemental disclosure of cash flow information:
 Cash paid during the year for interest.............. $    36,394  $    53,268
                                                      ===========  ===========
 Noncash investing and financing activities:
  Equipment acquired under capital lease obligations. $   258,938  $   284,803
                                                      ===========  ===========

          See accompanying notes to consolidated financial statements.

                 EMAX Solution Partners, Inc. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                           December 31, 1998 and 1999

1. Summary of Significant Accounting Policies

  a. Description of Business

   EMAX Solution Partners, Inc. (the Company) is an information technology solution development company that specializes in integrating chemical information systems to improve productivity and compliance for major corporations.

  b. Principles of Consolidation

   The consolidated financial statements include the accounts of EMAX Solution Partners, Inc. and its wholly owned subsidiaries, EMAX Delaware, Inc. and EMAX Solution Partners (UK) Ltd. Appropriate eliminations have been made of all intercompany transactions and account balances.

  c. Cash Equivalents

   Cash equivalents at December 31, 1998 and 1999, consist of money market investment accounts and certificates of deposit. For purposes of the statements of cash flows, the Company considers all money market accounts and certificates of deposit to be cash equivalents.

  d. Property and Equipment

   Property and equipment are stated at cost. Depreciation on property and equipment is provided on the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term or estimated useful life of the asset. Useful lives for other property and equipment range from three to five years.

  e. Revenue Recognition

   Revenues from software related services are recognized using one of two methods and depend on the contract terms. Revenues from fixed fee contracts are recognized on the percentage-of-completion method based on costs incurred to total costs. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the year in which these changes become known. Revenues from time and material contracts are recognized concurrently with the effort and material costs incurred by the Company, at billable rates specified in the terms of the contract.

   Software license fee revenue is recognized on the percentage-of-completion method when there are significant Company obligations beyond delivery of the related software. When significant Company obligations beyond delivery are nonexistent and collection is probable, then license fee revenue is recognized upon delivery of the software. Hardware sales revenue is recognized upon delivery of the hardware unless the Company has obligations beyond delivery.

   Losses expected to be incurred on contracts in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known.

   The Company sells maintenance contracts to provide updates and standard enhancements to its software products. Maintenance fee revenue is recognized ratably over the life of the arrangements, generally one year.

   The Company adopted the provisions of Statement of Position (SOP) 97-2 issued by the American Institute of Certified Public Accountants for all computer software-related transactions. SOP 97-2 does not affect transactions entered into prior to adoption, as retroactive application to prior years is prohibited.

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1998 and 1999

SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on relative fair values of the elements and on evidence that is specific to the vendor. If a vendor does not have evidence of the fair value of each element in a multiple element arrangement, then all revenue is deferred until such evidence exists or until all elements are delivered.

  f. Use of Estimates

   The preparation of the Company's financial statements in conformity with generally accepted accounting principles requires the use of management's estimates. Such estimates include percentage of completion and total costs to complete certain fixed price contracts. Actual results could differ from those estimates.

  g. Income Taxes

   The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109 and utilizes the asset-and-liability method of accounting for income taxes. Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

  h. Stock Options

   The Company has elected to continue to apply Accounting Principles Board Opinion (APB) No. 25 for stock options and stock-based awards to employees and has disclosed a pro forma net loss as if the fair value method had been applied (note 6).

  i. Long-Lived Assets

   In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of," the Company periodically evaluates the carrying value of long-lived assets when events and circumstances warrant such review. The carrying value of a long-lived asset is considered impaired when the anticipated undiscounted cash flow from such asset is separately identifiable and is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the long-lived asset. The Company has identified no such impairment losses.

  j. Reverse Stock Split

   During 1999, the Company's Board of Directors approved a 10-for-1 reverse stock split of the Company's common stock and the reduction in authorized shares outstanding to 3,000,000. The effects of the reverse stock split have been reflected in the 1998 and 1999 financial statements. Also, in August 1999, the authorized shares of common stock were increased to 4,500,000.

2. Liquidity

   The Company relies on both cash on hand and a $400,000 line of credit at December 31, 1999. This line of credit is secured by the Company's accounts receivable, and the amount available is determined based on the level of accounts receivable. The balance outstanding at December 31, 1998 and 1999, was $385,000 and $0, respectively. Interest is charged based upon the prime rate plus 2%.

   On August 17, 1999, the Company issued 1,096,682 shares of Series E Convertible Preferred Stock for an aggregate price of $7,000,000, resulting in net proceeds of $6,283,852. The Series E Convertible Preferred Stock contains terms and rights described in note 7.

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1998 and 1999


   The Company has been dependent on financing and financial support from the issuance of equity interests to its shareholders since inception. The Company anticipates its monthly operating cash flows to become positive during year 2000 and that its future cash flow needs will be met substantially through cash remaining from the proceeds of the preferred stock issuance, operating cash flow, and borrowings on the line of credit. If cash flows are less than expected, management of the Company believes that other measures to reduce costs or to raise additional equity financing could be taken to assure the Company remains liquid.

3. 401(k) Profit Sharing Plan and Trust

   The Company has a 401(k) Profit Sharing Plan and Trust (the Plan) that qualifies for treatment under Section 401(k) of the Internal Revenue Code. All eligible employees may participate by electing to contribute up to 15% of gross pay to the Plan. The Company at its discretion makes a matching contribution to the Plan. For the years ended December 31, 1998 and 1999, the Company has matched 15% of employee contributions up to 6% of each employee's salary. The Company's total matching contribution was $19,062 and $28,686 for 1998 and 1999, respectively.

4. Income Taxes

   Due to the net losses incurred in 1998 and 1999, no current income tax expense or benefit has been recorded. The December 31, 1998 and 1999 income tax expense (benefit) differed from the amounts computed by applying the federal statutory rate of 34% to pre-tax loss as a result of the following:

                                                               1998      1999
                                                             --------  --------
Computed expected tax expense (benefit)..................... (654,626) (833,077)
State taxes, net of federal benefit.........................  (76,169) (220,275)
Tax effect of permanent differences.........................   88,173    88,400
Other, net..................................................   52,566     1,472
                                                             --------  --------
                                                             (590,056) (963,481)
Change in valuation allowance...............................  590,056   963,481
                                                             --------  --------
                                                                  --        --
                                                             ========  ========

   The tax effects of temporary differences that give rise to deferred tax assets and deferred tax liabilities at December 31, 1998 and 1999 are detailed below:

                                                            1998        1999
                                                         ----------  ----------
Accruals and other reserves.............................    234,626     278,616
Net operating losses (federal and state)................  1,970,319   2,889,810
Valuation allowance..................................... (2,204,945) (3,168,426)
                                                         ----------  ----------
Net deferred tax asset..................................        --          --
                                                         ==========  ==========

   The Company believes it is more likely than not that such benefits will not be realized through future taxable income; therefore, the net deferred tax asset as of December 31, 1998 and 1999, is fully reserved.

   As of December 31, 1999, the Company has approximately $12,100,000 of net operating loss carryforwards for federal and state tax purposes that are available to offset future federal taxable income, if any, through 2019.

   The Company's net operating losses may be subject to the provisions of Internal Revenue Code Section 382, as established by the Tax Reform Act of 1986, related to changes in stock ownership. Presently, no

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1998 and 1999

determination has been made to evaluate what effect the application of these regulations may have on the utilization of the net operating losses. Should these regulations apply, the amount of the net operating losses that can be utilized to offset taxable income in future periods may be subject to an annual limitation and it is possible that some portion of the net operating losses may never be utilized.

5. Software Arrangements

   On December 20, 1994, the Company entered into an agreement to transfer all of its right, title and interest in and to its OPTIMA software (formerly called "ChemTrol") to Polar Investment Partners (Polar) for total consideration of $4,500,000, comprised of $1,000,000 payable in quarterly installments and a $3,500,000 promissory note (the Note). The first cash payment of $250,000 was made upon closing, and the Note bears interest at 7%. In 1995, the Company received from Polar the remaining quarterly installments, which totaled $750,000. Principal and accrued interest on the Note are due December 2004. Contemporaneously, the parties also entered into a Joint Enterprise Agreement (the Agreement) whereby Polar granted the Company the sole and exclusive right to distribute and sell copies of the software, in exchange for a percentage of the revenues generated. Under certain circumstances, the Company may reacquire the software. This agreement will remain in effect until such time as the Company does so. Such reacquisition is triggered by the occurrence, on or after January 1, 1997, of any one of several events, the occurrence of which requires Polar to convey all rights it has to the software to the Company in exchange for a number of shares of common stock to be determined in accordance with the Agreement. The Agreement also defines the terms of payment by Polar on the Note, which is based upon Polar's percentage of revenues earned under the Agreement.

   As the arrangements with Polar give the Company rights to exclusively sell and distribute the software and provide under certain circumstances for the reacquisition of the software as described above, the Company retains an ongoing economic interest in the software. Therefore, the OPTIMA software sale has been reflected in the financial statements as a financing arrangement and the Note has not been established as a receivable on the Company's balance sheet.

6. Stock Options

   The Company has a qualified employee incentive stock option plan allowing for the issuance of options for 5,000,000 shares of common stock. The options generally expire in eight years and are exercisable in annual installments of 25%, starting one year from the date of grant.

   A summary of stock option activity follows (all amounts reflect the 10 for 1 reverse stock split):

                                                   1998              1999
                                             ----------------- -----------------
                                                      Weighted          Weighted
                                             Number   average  Number   average
                                               of     exercise   of     exercise
                                             options   price   options   price
                                             -------  -------- -------  --------
Balance as of beginning of year............. 311,326   $4.00   365,351   $2.20
 Options granted............................  94,951    3.30   339,869    4.10
 Options expired............................ (37,738)   2.70   (55,163)   2.90
 Options exercised..........................  (3,188)   1.60    (3,000)   2.20
                                             -------   -----   -------   -----
Balance as of end of year................... 365,351   $2.20   647,057   $3.30
                                             =======   =====   =======   =====

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1998 and 1999


   At December 31, 1999, 185,626 options with a weighted-average exercise price of $1.50 were fully vested and exercisable.

   The following summarizes information about the Company's stock options outstanding at December 31, 1999:

                             Options outstanding        Options exercisable
                          -------------------------- --------------------------
                                          Weighted                   Weighted
                                           average                    average
                              Number      remaining      Number      remaining
                          outstanding at contractual outstanding at contractual
                           December 31,     life      December 31,     life
Range of exercise prices       1999        (years)        1999        (years)
------------------------  -------------- ----------- -------------- -----------
$.1 - .5.................    103,488         3.3         98,951         3.3
$1.50....................     34,125         5.1         17,063         5.1
$3.00 - 4.79.............    509,444         7.0         69,612         6.1
                             -------                    -------
Totals...................    647,057                    185,626
                             =======                    =======

   Had compensation cost been recognized pursuant to SFAS No. 123, the Company's loss would have been increased to the pro forma amount indicated below:

                                                                         1999
                                                                      ----------
   Net loss, as reported............................................. $2,450,227
   Pro Forma net loss................................................ $2,632,352

   The per-share weighted-average fair value of stock options issued by the Company during 1999 was $1.25 on the date of grant.

   The following range of assumptions was used by the Company to determine the fair value of stock options granted using a minimum value option-price model:

   Dividend yield.......................................................      0%
   Average expected option life......................................... 6 years
   Risk-free interest rate..............................................   5.60%

   The full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma loss amounts presented above because compensation cost is reflected over an option's vesting period and compensation cost for options granted prior to January 1, 1996, is not considered. Compensation costs of $613,860 will be recognized in the pro forma net loss in future years.

7. Convertible and Redeemable Preferred Stock

   The Company is authorized to issue up to 20,000,000 shares of preferred stock, including shares which can be designated by the Board of Directors as $.01 Convertible Preferred Stock--Series A, B, C, D and E or Redeemable preferred stock--Series F and 2,773,304 shares of undesignated preferred stock. As of December 31, 1999, the Board of Directors issued 9,150,000, 833,249, 0, 5,000,000, and 1,096,682 shares of Series A, B, C, D, and E Convertible Preferred Stock, respectively. All convertible shares are voting and with respect to Series A, B, C and D, convertible at the option of the holder at any time into the Company's common stock at a conversion rate of one share of common stock per ten shares of preferred stock. Series E

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1998 and 1999

preferred stock is convertible into a conversion unit that includes one share of common stock and one share of Series F preferred stock per share of Series E preferred stock converted. Series E preferred stock is automatically converted to conversion units upon an initial public offering or sale transaction. Series F redeemable preferred stock is redeemable upon an initial public offering with gross cash proceeds of at least $30,000,000 or upon a sale of the company for $7,000,000 plus all accrued but unpaid dividends. The conversion rates are subject to adjustment based on the occurrence of certain events.

   Participating dividends on Series A, B, C and D are payable upon the approval of the Board of Directors, and holders of preferred stock must be paid such dividends before dividends can be paid on common stock. The Series A, B, C and D preferred stockholders are entitled to the amount of dividends per share as would be declared payable on the largest number of whole and fractional shares of common stock into which each share of convertible preferred stock could be converted as of the record date.

   Series E preferred stock accrues cumulative dividends commencing July 1, 2001 at an annual rate of 8%. Series F redeemable preferred accrues cumulative dividends at 8% from the date of issue.

   In the event of liquidation, the holders of each share of preferred stock shall be entitled to be paid first out of the assets available for distribution, an amount equal to $.20 per share for Series A and B, $.40 per share for Series D, $6.38 per share for Series E and F, plus total dividends in arrears on each share. The remaining assets shall be distributed among the holders of common and preferred stock in proportion to the shares of common stock held and the shares of common stock that the preferred stockholders have the right to acquire upon conversion of such shares of preferred stock held by them.

   All convertible preferred shares are subject to certain anti-dilution provisions.

8. Leases

   The Company is obligated under several noncancelable operating leases and capital leases that expire over the next five years. During 1999, the Company entered into capital lease arrangements for computer hardware totaling $284,803. Rent expense for the years ended December 31, 1998 and 1999, was $262,613 and $374,700, respectively. Future minimum lease payments under noncancelable operating leases and the capital lease (with initial or remaining lease terms in excess of one year) as of December 31, 1999, are:

                                                           Capital   Operating
Year ending December 31,                                   leases      leases
------------------------                                  ---------  ----------
2000..................................................... $ 255,735  $  381,969
2001.....................................................   108,327     396,099
2002.....................................................   119,433     397,543
2003.....................................................    37,535     209,646
2004.....................................................    21,686      20,116
Thereafter...............................................       --          --
                                                          ---------  ----------
  Total minimum lease payments...........................   542,716  $1,405,373
                                                                     ==========
Less: amount representing interest.......................   (83,034)
                                                          ---------
  Present value of net minimum capital lease payments....   459,682
Less: current installments of obligations under capital
 leases..................................................  (176,625)
                                                          ---------
Obligations under capital leases, excluding current
 installments............................................ $ 283,057
                                                          =========

                 EMAX Solution Partners, Inc. and Subsidiaries

                           December 31, 1998 and 1999


9. Business and Credit Concentrations

   The Company sells its services directly to or as a subcontractor to chemical, pharmaceutical and other manufacturing companies located primarily in the Eastern region of the United States. During 1998 and 1999, four customers accounted for 63% and 81%, respectively, of total revenues. At December 31, 1998 and 1999, two customers accounted for 64% and 67% of the accounts and unbilled receivable balances, respectively.

10. Sale of SAP EHS Business

   In July 1998, the Company entered into an agreement to sell its SAP EHS environmental software business unit in exchange for cash and warrants for equity in the newly formed company. The SAP EHS business provided consulting services to customers who used the Company's SAP R/3 EHS software. The Company sold the rights, title and interests to the contracts related to the SAP EHS business and any related permits and customer certifications.

   Proceeds from the sale were contingent upon the formation and success of the new entity which would continue the SAP EHS business. The new entity was formed, however, the business did not materialize to the extent anticipated. Although EMAX had the rights to exercise warrants and was entitled to $310,000 in 1998, the gain on the sale was not recorded due to the uncertainty of collection of the amounts due under the agreement and the dependency of the consideration on the future results of the business sold by EMAX. EMAX management decided to recognize a gain on the sale only to the extent cash consideration was collected or probable of collection. $250,000 has been collected and recognized as a gain.

11. Subsequent Event

   On March 13, 2000 the Company entered into an Agreement and Plan of Merger and Reorganization with SciQuest.com, Inc. and its subsidiary SciQuest Acquisition, Inc. whereby all shares of capital stock of the Company, including common and preferred stock, would be converted to shares of SciQuest.com, Inc. Additionally, all Company options would become exercisable for SciQuest.com, Inc. common stock.